ADMINISTRATIVE SERVICES AGREEMENT

SCHEDULE A

Listed below are the Series and Classes of Calvert Variable Products, Inc. that are subject to receive administrative services from Calvert Administrative Services Company, Inc. (“CASC”) under this Administrative Services Agreement dated December 12, 2008.

Calvert VP SRI Large Cap Value Portfolio	0.10%
Calvert VP S&P 500 Index Portfolio	0.10%
Calvert VP S&P MidCap 400 Index Portfolio (Class I & Class F)	0.10%
Calvert VP Balanced Index Portfolio	0.10%
Calvert VP Nasdaq 100 Index Portfolio	0.10%
Calvert VP Russell 2000 Small Cap Index Portfolio (Class I & Class F)	0.10%
Calvert VP EAFE International Index Portfolio (Class I & Class F)	0.10%
Calvert VP Barclays Capital Aggregate Bond Index Portfolio	0.10%
Calvert VP Inflation Protected Plus Portfolio	0.10%
Calvert VP Lifestyle Moderate Portfolio	0.10%
Calvert VP Lifestyle Conservative Portfolio	0.10%
Calvert VP Lifestyle Aggressive Portfolio	0.10%
Calvert VP Natural Resources Portfolio	0.10%

For its services under this Administrative Services Agreement, CASC is entitled to receive the fee indicated above based on average net assets.  The liability to pay for services under the Agreement arises at the time a Series or Class commences operations, absent waivers.  Investment Advisory Agreement, Advisor is entitled to receive the fees indicated above based on average net assets.

Effective:  April 30, 2010

CALVERT VARIABLE PRODUCTS, INC.,
as successor in interest to Summit Mutual Funds, Inc.

By: /s/ William M. Tartikoff
William M. Tartikoff, Esq.
Vice President and Secretary

CALVERT ADMINISTRATIVE SERVICES COMPANY

By: /s/ Ronald M. Wolfsheimer
Ronald M. Wolfsheimer
Chief Financial and Administrative Officer
and Senior Vice President